Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2014

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2014, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three month periods ended March 31, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 14, 2014, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2014

This report is effective as of May 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note		2014 (Unaudited)	2013
Assets
Cash and due from banks	4,7	￦	20,505,552	16,472,509
Trading assets	4,8		21,172,898	18,033,298
Financial assets designated at fair value through profit or loss	4,9		2,714,541	3,360,765
Derivative assets	4,10		1,363,709	1,717,468
Loans	4,11		206,573,536	205,722,718
Available-for-sale financial assets	4,12		32,444,137	33,604,301
Held-to-maturity financial assets	4,12		11,395,479	11,031,307
Property and equipment, net			3,194,962	3,214,303
Intangible assets, net			4,208,859	4,226,378
Investments in associates	4,13		297,105	328,567
Current tax receivable			6,154	6,184
Deferred tax assets			207,362	196,780
Investment property, net			248,072	690,257
Other assets, net	4		13,801,104	12,449,193
Assets held for sale			674,676	242,815

Total assets		￦	318,808,146	311,296,843

Liabilities
Deposits	4	￦	180,321,861	178,809,881
Trading liabilities	4,14		1,920,411	1,258,283
Financial liabilities designated at fair value through profit or loss	4,15		6,831,337	5,909,130
Derivative liabilities	4,10		1,561,873	2,026,534
Borrowings	4		22,618,040	20,142,908
Debt securities issued	4,16		36,453,493	37,491,439
Liabilities for defined benefit obligations	17		126,180	117,655
Provisions	18		740,676	750,283
Current tax payable			347,820	239,174
Deferred tax liabilities			13,249	14,625
Liabilities under insurance contracts	19		16,181,113	15,656,455
Other liabilities	4		21,677,727	19,020,815

Total liabilities			288,793,780	281,437,182

Equity	20
Capital stock			2,645,053	2,645,053
Other equity instrument			537,443	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(393,123)	(393,128)
Accumulated other comprehensive income			649,727	671,807
Retained earnings			14,374,991	14,194,163

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.			27,701,426	27,542,673
Non-controlling interests			2,312,940	2,316,988

Total equity			30,014,366	29,859,661

Total liabilities and equity		￦	318,808,146	311,296,843

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three month periods ended March 31, 2014 and 2013

(Unaudited)

(In millions of won)	Note		2014	2013
Interest income		￦	2,996,959	3,193,097
Interest expense			(1,339,004)	(1,586,207)

Net interest income	21		1,657,955	1,606,890
Fees and commission income			849,720	850,957
Fees and commission expense			(503,775)	(524,398)

Net fees and commission income	22		345,945	326,559
Net insurance loss	19		(102,274)	(82,992)
Dividend income			68,439	74,909
Net trading income			89,934	156,211
Net foreign currency transaction loss			(8,225)	(116,233)
Net loss on financial instruments designated at fair value through profit or loss			(56,464)	(29,098)
Net gain on disposal of available-for-sale financial assets	12		159,157	206,660
Impairment losses on financial assets	23		(258,022)	(393,582)
General and administrative expenses	24		(1,032,656)	(1,010,977)
Net other operating expenses			(105,966)	(70,956)

Operating income			757,823	667,391
Equity method income	13		8,488	2,078
Other non-operating income, net			9,530	11,791

Profit before income taxes			775,841	681,260
Income tax expense	25		(180,277)	(158,692)

Profit for the period	20,26		595,564	522,568
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations			(18,600)	27,570
Net change in unrealized fair value of available-for-sale financial assets			852	97,512
Equity in other comprehensive income of associates			(1,200)	(378)
Net change in unrealized fair value of cash flow hedges			(3,290)	(3,101)
Other comprehensive income of separate account			794	2,485

			(21,444)	124,088
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(491)	—

Total other comprehensive income (loss), net of income tax			(21,935)	124,088

Total comprehensive income for the period		￦	573,629	646,656

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three month periods ended March 31, 2014 and 2013

(Unaudited)

(In millions of won, except earnings per share)	Note		2014	2013
Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	￦	558,431	480,943
Non-controlling interests			37,133	41,625

		￦	595,564	522,568

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	536,350	604,012
Non-controlling interests			37,279	42,644

		￦	573,629	646,656

Earnings per share:	20,26
Basic and diluted earnings per share in won		￦	1,130	966

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three month period ended March 31, 2013

(Unaudited)

		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	480,943	480,943	41,625	522,568
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	27,402	—	27,402	168	27,570
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	96,660	—	96,660	852	97,512
Equity in other comprehensive income of associates		—	—	—	—	(378)	—	(378)	—	(378)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(3,101)	—	(3,101)	—	(3,101)
Other comprehensive income of separate account		—	—	—	—	2,485	—	2,485	—	2,485

Total other comprehensive income		—	—	—	—	123,068	—	123,068	1,020	124,088

Total comprehensive income		—	—	—	—	123,068	480,943	604,011	42,645	646,656

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(7,434)	(7,434)	—	(7,434)
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Change in other non-controlling interests		—	—	—	—	—	—	—	(567,979)	(567,979)

		—	—	—	(31)	—	(401,312)	(401,343)	(567,979)	(969,322)

Balance at March 31, 2013	￦	2,645,053	537,443	9,887,199	(393,128)	1,103,189	12,794,803	26,574,559	2,015,919	28,590,478

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three month period ended March 31, 2014

(Unaudited)

		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	558,431	558,431	37,133	595,564
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(18,576)	—	(18,576)	(24)	(18,600)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	683	—	683	169	852
Equity in other comprehensive income of associates		—	—	—	—	(1,200)	—	(1,200)	—	(1,200)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(3,290)	—	(3,290)	—	(3,290)
Other comprehensive income of separate account		—	—	—	—	794	—	794	—	794
Remeasurements of defined benefit plans						(491)		(491)		(491)

Total other comprehensive income		—	—	—	—	(22,080)	—	(22,080)	145	(21,935)

Total comprehensive income		—	—	—	—	(22,080)	558,431	536,351	37,278	573,629

Transactions with owners, etc
Dividends		—	—	—	—	—	(370,169)	(370,169)	—	(370,169)
Dividends to hybrid bonds		—	—	—	—	—	(7,434)	(7,434)	—	(7,434)
Change in other capital adjustments		—	—	—	5	—	—	5	—	5
Change in other non-controlling interests		—	—	—	—	—	—	—	(41,326)	(41,326)

		—	—	—	5	—	(377,603)	(377,598)	(41,326)	(418,924)

Balance at March 31, 2014	￦	2,645,053	537,443	9,887,335	(393,123)	649,727	14,374,991	27,701,426	2,312,940	30,014,366

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three month periods ended March 31, 2014 and 2013

(Unaudited)

(In millions of won)	Note		2014	2013
Cash flows from operating activities
Profit before income taxes		￦	775,841	681,260
Adjustments for:
Interest income	21		(2,996,959)	(3,193,097)
Interest expense	21		1,339,004	1,586,207
Dividend income			(68,439)	(74,909)
Net fees and commission expense			33,179	11,882
Net insurance loss	19		645,973	818,570
Net trading loss			3,813	64,020
Net foreign currency translation loss (gain)			(8,023)	66,770
Net gain on financial assets designated at fair value through profit or loss			(1,865)	(138,480)
Net gain on disposal of available-for-sale financial assets	12		(159,157)	(206,660)
Provision for credit losses	11		166,547	387,514
Impairment losses on other financial assets	23		91,475	6,068
Salary expenses			38,032	37,559
Depreciation and amortization	24		79,594	75,686
Other operating income			(39,573)	(2,043)
Gain on equity method valuation	13		(8,488)	(2,078)
Other non-operating expenses, net			10,573	1,235

			(874,314)	(561,756)

Changes in assets and liabilities:
Due from banks			(4,253,263)	(3,251,169)
Trading assets and liabilities			(2,483,626)	(2,441,825)
Financial instruments designated at fair value through profit or loss			1,570,294	(478,938)
Derivative instruments			(38,597)	(3,339)
Loans			(948,062)	(1,033,152)
Other assets			(1,454,585)	(4,353,191)
Deposits			1,366,430	1,592,866
Liabilities for defined benefit obligations			(27,802)	450
Provisions			(39,724)	(111,633)
Other liabilities			2,712,684	3,022,688

			(3,596,251)	(7,057,243)

Income taxes paid			(122,288)	(89,391)
Interest received			2,997,267	3,142,390
Interest paid			(1,607,214)	(1,386,704)
Dividends received			64,774	54,524

Net cash used in operating activities		￦	(2,362,185)	(5,216,920)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the three month periods ended March 31, 2014 and 2013

(Unaudited)

(In millions of won)	Note		2014	2013
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		￦	9,815,277	14,688,417
Acquisition of available-for-sale financial assets			(8,691,480)	(12,881,964)
Proceeds from disposal of held-to-maturity financial assets			913,870	1,745,455
Acquisition of held-to-maturity financial assets			(1,266,637)	(1,421,843)
Proceeds from disposal of property and equipment			255	9,374
Acquisition of property and equipment			(31,484)	(42,401)
Proceeds from disposal of intangible assets			1,896	7,218
Acquisition of intangible assets			(12,662)	(14,033)
Proceeds from disposal of investments in associates			46,603	7,179
Acquisition of investments in associates			(8,145)	(3,930)
Proceeds from disposal of investment property			21	—
Acquisition of investment property			(910)	(11,800)
Proceeds from disposal of assets held for sale			1,470	47,926
Net decrease in other assets			10,732	50,587
Proceeds from hedging derivative financial instruments for available-for-sale financial assets			17	992
Payment of hedging derivative financial instruments for available-for-sale financial assets			(1,139)	(292)
Business combination, net of cash acquired	28		—	385,489

Net cash provided by investing activities			777,684	2,566,374

Cash flows from financing activities
Proceeds from borrowings			8,154,748	9,710,292
Repayments of borrowings			(5,644,721)	(6,453,090)
Proceeds from debt securities issued			1,567,024	1,690,029
Repayments of debt securities issued			(2,644,407)	(2,056,113)
Net decrease in other liabilities			(7,829)	(51,433)
Dividends paid			(28,553)	(41,176)
Payment of hedging derivative financial instruments for debt securities issued			(17,483)	—
Decrease in non-controlling interests			(41,327)	(568,515)

Net cash provided by financing activities			1,337,452	2,229,994

Effect of exchange rate fluctuations on cash and cash equivalents held			1,663	(1,072)

Decrease in cash and cash equivalents			(245,386)	(421,624)

Cash and cash equivalents at beginning of period	28		6,021,176	5,007,765

Cash and cash equivalents at end of period	28	￦	5,775,790	4,586,141

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31,2014, December 31, 2013 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2014	2013
Shinhan Financial Group	Shinhan Bank	Korea	March, 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank (*2)	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	HKC&T Co., Ltd.	Korea	December, 31	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	March, 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(c)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of March 31, 2014 and December 31, 2013 are as follows:

		2014			2013
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	￦	28,268,368	7,790,716	20,477,652	27,424,645	7,450,173	19,974,472
Shinhan Bank		242,430,992	221,865,698	20,565,294	238,045,694	217,509,613	20,536,081
Shinhan Card Co., Ltd.		21,648,665	15,943,859	5,704,806	21,649,234	15,540,451	6,108,783
Shinhan Investment Corp.		21,363,099	19,128,146	2,234,953	19,097,725	16,862,018	2,235,707
Shinhan Life Insurance Co., Ltd		19,997,681	18,664,986	1,332,695	19,385,187	18,085,212	1,299,975
Shinhan Capital Co., Ltd.		3,797,666	3,271,155	526,511	3,772,378	3,252,627	519,751
Jeju Bank		3,201,663	2,911,320	290,343	3,196,049	2,903,954	292,095
Shinhan Credit Information Co., Ltd.		19,977	6,279	13,698	21,026	7,303	13,723
Shinhan Private Equity		561,942	476,939	85,003	572,884	488,850	84,034
Shinhan BNP Paribas AMC		153,435	17,904	135,531	169,611	20,982	148,629
SHC Management Co., Ltd.		8,838	1,763	7,075	8,804	1,705	7,099
Shinhan Data system		21,205	12,438	8,767	20,542	12,360	8,182
Shinhan Savings Bank		789,271	691,263	98,008	777,096	681,113	95,983
Shinhan Aitas Co., Ltd.		32,060	3,363	28,697	34,584	4,146	30,438

	￦	342,294,862	290,785,829	51,509,033	334,175,459	282,820,507	51,354,952

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the periods ended March 31, 2014 and 2013 were as follows:

		2014			2013
		Operating income	Net Income (loss)	Total comprehensive Income (loss)	Operating income	Net Income (loss)	Total comprehensive Income (loss)
Shinhan Financial Group (separate)	￦	967,905	880,782	880,782	896,342	801,903	801,903
Shinhan Bank		3,641,514	425,157	421,837	4,130,908	337,995	375,395
Shinhan Card Co., Ltd.		1,089,646	141,158	120,140	1,183,211	160,617	220,932
Shinhan Investment Corp.		869,620	26,720	9,292	772,491	47,084	40,088
Shinhan Life Insurance Co., Ltd.		1,257,509	21,800	38,781	1,412,091	40,342	67,671
Shinhan Capital Co., Ltd.		71,078	11,680	11,678	93,000	13,339	11,843
Jeju Bank		40,297	(70)	476	48,315	4,681	6,169
Shinhan Credit Information Co., Ltd.		6,783	(21)	(21)	7,257	214	214
Shinhan Private Equity Investment management.		82,285	2,089	2,079	13,374	595	595
Shinhan BNP Paribas AMC		22,435	7,298	7,303	24,886	8,694	8,797
SHC Management Co., Ltd.		54	(24)	(24)	64	(957)	(957)
Shinhan Data system		15,582	589	589	14,570	826	826
Shinhan Savings Bank.		13,536	(117)	2,025	13,739	(8,043)	(8,631)
Shinhan Aitas Co., Ltd.		7,024	1,270	1,270	6,695	767	767

	￦	8,085,268	1,518,311	1,496,207	8,616,943	1,408,057	1,525,612

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ending December 31, 2014.

(a)	Changes in accounting policies

(i)	K-IFRS No. 1032, ‘Financial Instruments : Presentation’

The Group has applied the amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’ since January 1, 2014. The amendments require a financial asset and a financial liability shall be offset and net amount presented in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amount and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The impact of the amendments on the Group’s consolidated financial statements is not significant.

(ii)	K-IFRS No.2121, ‘Levies’

The Group adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. The interpretation defines that the obligation event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligation event occurs over a period time and if an obligation to pay a levy is triggered when a minimum threshold is reached, the corresponding liability is recognized when that minimum activity threshold is reached. The impact of the adoption on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group is currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk on which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Due from banks and loans (*1)(*3):
Banks	￦	11,001,751	14,392,195
Retail		86,614,596	85,959,631
Government		14,370,062	9,296,770
Corporates		95,762,853	92,920,898
Card receivable		16,603,192	16,981,625

		224,352,454	219,551,119

Trading assets		18,306,146	15,339,949
Financial assets designated at FVTPL (*4)		1,623,854	1,890,919
AFS financial assets (*5)		27,364,069	28,581,427
HTM financial assets (*6)		11,395,480	11,031,307
Derivative assets		1,363,709	1,717,468
Other financial assets (*1)(*2)		9,759,977	8,603,430
Financial guarantee contracts		2,595,873	2,457,712
Loan commitments and other credit liabilities		73,174,007	74,824,310

	￦	369,935,569	363,997,641

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Banks	Retail	Government	Corporates	Card	Total
Neither past due nor impaired	￦	11,015,702	86,129,955	14,375,931	95,219,578	16,252,940	222,994,106
Past due but not impaired		—	463,379	10	533,623	543,661	1,540,673
Impaired		—	336,722	—	1,417,847	488,542	2,243,111

		11,015,702	86,930,056	14,375,941	97,171,048	17,285,143	226,777,890
Less : allowance		(13,951)	(315,459)	(5,879)	(1,408,195)	(681,951)	(2,425,435)

	￦	11,001,751	86,614,597	14,370,062	95,762,853	16,603,192	224,352,455

		2013
		Banks	Retail	Government	Corporates	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less : allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

•	Credit quality of due from banks and loans that are neither past due nor impaired as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Banks	Retail	Government	Corporates	Card	Total
Grade 1 (*1)	￦	11,015,702	80,300,149	14,374,928	58,378,585	13,945,816	178,015,180
Grade 2 (*1)		—	5,829,806	1,003	36,840,993	2,307,124	44,978,926

		11,015,702	86,129,955	14,375,931	95,219,578	16,252,940	222,994,106
Less : allowance		(13,951)	(141,620)	(5,879)	(797,514)	(313,652)	(1,272,616)

	￦	11,001,751	85,988,335	14,370,052	94,422,064	15,939,288	221,721,490

Mitigation of credit risk due to collateral (*2)	￦	124,204	59,712,167	468	47,126,617	4,759	106,968,214

		2013
		Banks	Retail	Government	Corporates	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less : allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Banks	Retail	Government	Corporates	Card	Total
Less than 30 days	￦	—	344,525	10	328,598	460,676	1,133,809
31~60 days		—	71,681	—	111,943	55,804	239,428
61~90 days		—	41,758	—	42,687	27,131	111,576
More than 90 days		—	5,415	—	50,395	50	55,860

		—	463,379	10	533,623	543,661	1,540,673
Less : allowance		—	(31,667)	—	(36,185)	(81,070)	(148,922)

	￦	—	431,712	10	497,438	462,591	1,391,751

Mitigation of credit risk due to collateral	￦	—	308,120	—	276,647	29	584,796

		2013
		Banks	Retail	Government	Corporates	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less : allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral	￦	—	341,937	44	275,010	59	617,050

•	Due from banks and loans that are impaired as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Banks	Retail	Government	Corporates	Card	Total
Impaired	￦	—	336,722	—	1,417,847	488,542	2,243,111
Less : allowance		—	(142,171)	—	(574,496)	(287,230)	(1,003,897)

	￦	—	194,551	—	843,351	201,312	1,239,214

Mitigation of credit risk due to collateral	￦	—	145,965	—	525,588	13	671,566

		2013
		Banks	Retail	Government	Corporates	Card	Total
Impaired	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less : allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral	￦	—	104,993	—	583,160	25	688,178

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Trading assets	Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	5,999,389	97,582	15,677,988	8,360,147	30,135,106
AA- to AA+		5,898,281	193,454	5,583,305	2,601,056	14,276,096
A- to A+		4,986,059	733,482	3,580,278	322,954	9,622,773
BBB- to BBB+		742,085	471,487	1,395,514	19	2,609,105
Lower than BBB-		267,928	—	487,563	21,582	777,073
Unrated		206,527	127,849	639,421	89,722	1,063,519

	￦	18,100,269	1,623,854	27,364,069	11,395,480	58,483,672

		2013
		Trading assets	Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,548,370	341,974	8,808,414
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,581,427	11,031,307	56,767,265

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Neither past due nor impaired	￦	58,475,611	56,759,666
Impaired		8,061	7,599

	￦	58,483,672	56,767,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

•	An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of March 31, 2014 and December 31, 2013 are as follows:

			2014
			Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:	Banks	￦	9,432,295	—	—	163,031	1,406,424	—	11,001,750
	Retail		—	—	—	—	—	86,614,597	86,614,597
	Government		13,514,097	—	165	48	855,752	—	14,370,062
	Corporates		3,104,892	33,899,571	12,824,627	16,761,785	29,171,978	—	95,762,853
	Card		37,383	146,118	122,557	25,790	476,932	15,794,412	16,603,192

			26,088,667	34,045,689	12,947,349	16,950,654	31,911,086	102,409,009	224,352,454

Trading assets			11,451,390	1,004,794	508,365	1,417,741	3,923,856	—	18,306,146
Financial assets designated at FVTPL (*1)			1,108,314	90,706	20,291	50,472	354,071	—	1,623,854
AFS financial assets (*2)			17,788,047	1,151,819	195,893	868,945	7,359,365	—	27,364,069
HTM financial assets (*3)			3,121,422	58,604	—	574,840	7,640,613	—	11,395,479

		￦	59,557,840	36,351,612	13,671,898	19,862,652	51,188,991	102,409,009	283,042,002

			2013
			Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:	Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
	Retail		—	—	—	—	—	85,959,631	85,959,631
	Government		8,979,578	—	125	51	317,016	—	9,296,770
	Corporates		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
	Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

			24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets			10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL (*1)			1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets (*2)			19,328,390	1,288,842	215,759	892,194	6,856,242	—	28,581,427
HTM financial assets (*3)			3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

		￦	58,719,516	34,694,307	13,607,768	18,723,566	48,553,730	102,095,834	276,394,721

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the three month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

		2014
		Average	Maximum	Minimum	March 31
Interest rate	￦	23,712	25,863	22,171	22,699
Stock price		5,296	7,116	4,015	7,116
Foreign exchange (*)		43,542	49,264	40,450	42,255
Option volatility		220	259	189	205
Portfolio diversification		(21,577)	(27,007)	(19,775)	(24,590)

	￦	51,193	55,495	47,050	47,685

		2013
		Average	Maximum	Minimum	December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Stock price		5,677	13,250	2,737	7,341
Foreign exchange (*)		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three month period ended March 31, 2014 and the year ended December 31, 2013, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2014
		Average	Maximum	Minimum	March 31
Interest rate	￦	583	800	400	800
Foreign exchange		45,703	46,847	44,871	44,871

	￦	46,286	47,647	45,271	45,671

		2013
		Average	Maximum	Minimum	December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

		2014
		Average	Maximum	Minimum	March 31
Interest rate	￦	9,964	19,008	6,117	7,643
Stock price		6,625	11,474	3,575	6,250
Foreign exchange		1,967	6,016	646	1,492
Option volatility		3,073	7,086	638	2,283
Portfolio diversification		(9,445)	(24,829)	(4,292)	(6,447)

	￦	12,184	18,755	6,684	11,221

		2013
		Average	Maximum	Minimum	December 31
Interest rate	￦	13,830	33,534	2,930	6,404
Stock price		8,335	17,163	3,418	3,471
Foreign exchange		2,400	6,930	126	1,194
Option volatility		3,013	6,854	146	1,409
Portfolio diversification		(10,481)	(24,419)	(2,469)	(7,416)

	￦	17,097	40,062	4,151	5,062

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

		2014
		Average	Maximum	Minimum	March 31
Interest rate	￦	4,731	5,488	4,062	4,062
Stock price		—	—	—	—
Foreign exchange		439	635	249	635

	￦	5,170	6,123	4,311	4,697

		2013
		Average	Maximum	Minimum	December 31
Interest rate	￦	975	1,599	455	455
Stock price		346	988	20	89
Foreign exchange		254	546	32	113

	￦	1,575	3,133	507	657

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of March 31, 2014 and December 31, 2013 are as follows:

ii-1) Shinhan Bank

		2014	2013
VaR	￦	382,234	415,700
EaR		387,377	356,453

ii-2) Shinhan Card

		2014	2013
VaR	￦	300,155	285,352
EaR		26,881	17,040

ii-3) Shinhan Investment

		2014	2013
VaR	￦	21,215	11,725
EaR		72,457	126,321

ii-4) Shinhan Life Insurance

		2014	2013
VaR	￦	81,727	62,298
EaR		14,502	2,428

(*)	Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	￦	81,279,453	21,887,070	21,731,500	47,033,143	11,398,027	3,044,326	186,373,519
Trading liabilities (*3)		1,920,411	—	—	—	—	—	1,920,411
Borrowings		12,658,383	2,475,126	1,799,983	1,678,911	3,657,319	604,816	22,874,538
Debt securities issued		766,623	3,272,338	3,380,110	2,756,848	25,483,116	5,213,383	40,872,418
Financial liabilities designated at fair value through profit or loss		180,033	243,027	210,725	888,566	4,956,050	352,935	6,831,336
Other financial liabilities		16,833,186	50,014	13,395	106,626	472,862	592,914	18,068,997

	￦	113,638,089	27,927,575	27,135,713	52,464,094	45,967,374	9,808,374	276,941,219

Off balance (*4):
Financial guarantee contracts	￦	2,595,873	—	—	—	—	—	2,595,873
Loan commitments and others		73,174,008	—	—	—	—	—	73,174,008

	￦	75,769,881	—	—	—	—	—	75,769,881

Derivatives:
Cash inflows	￦	1,415,843	390,329	147,609	315,620	1,799,423	618,549	4,687,373
Cash outflows		1,460,047	122,363	117,429	227,259	1,725,750	503,914	4,156,762

	￦	(44,204)	267,966	30,180	88,361	73,673	114,635	530,611

27

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2013
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance (*4):
Finance guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and other		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflows	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflows		1,894,089	425,602	221,876	263,615	1,678,499	416,179	4,899,860

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦60,627,159 million and ￦59,143,510 million as of March 31, 2014 and December 31, 2013 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

28

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

4.	Financial risk management (continued)

(e)	Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of March 31, 2014 was 13.24%.

(f)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Level 1	Level 2	Level 3	Total
Financial assets:
Trading assets	￦	4,925,182	16,063,942	183,774	21,172,898
Financial assets designated at fair value through profit or loss		133,184	1,651,252	930,105	2,714,541
Derivative assets		3,017	1,144,737	215,955	1,363,709
Available-for-sale financial assets		9,468,113	20,621,657	2,354,367	32,444,137

	￦	14,529,496	39,481,588	3,684,201	57,695,285

Financial liabilities:
Trading liabilities	￦	1,920,411	—	—	1,920,411
Financial liabilities designated at fair value through profit or loss		2,143	1,587,756	5,241,438	6,831,337
Derivative liabilities		6,824	1,070,641	484,408	1,561,873

	￦	1,929,378	2,658,397	5,725,846	10,313,621

		2013
		Level 1	Level 2	Level 3	Total
Financial assets:
Trading assets	￦	3,608,055	14,389,898	35,345	18,033,298
Financial assets designated at fair value through profit or loss		218,454	2,247,605	894,706	3,360,765
Derivative assets		7,010	1,460,671	249,787	1,717,468
Available-for-sale financial assets		9,899,478	21,435,566	2,269,257	33,604,301

	￦	13,732,997	39,533,740	3,449,095	56,715,832

Financial liabilities:
Trading liabilities	￦	1,258,283	—	—	1,258,283
Financial liabilities designated at fair value through profit or loss		672	1,379,367	4,529,091	5,909,130
Derivative liabilities		6,216	1,458,286	562,032	2,026,534

	￦	1,265,171	2,837,653	5,091,123	9,193,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the three months period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

		2014
		Trading assets	Financial assets designated at FVTPL (*)	Available- for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period		(1,571)	38,290	(50,545)	86,994	(11,042)
Recognized in other comprehensive income (loss) for the period		—	—	(20,714)	(503)	—

		(1,571)	38,290	(71,259)	86,491	(11,042)
Purchase		150,000	248,086	181,933	834	—
Issue		—	—	277	(1,607)	(1,885,036)
Settlement		—	(250,977)	(24,422)	(41,926)	2,608,425
Transfer in (out)		—	—	(1,419)	—	—

Ending balance	￦	183,774	930,105	2,354,367	(268,453)	5,241,438

		2013
		Trading assets	Financial assets designated at FVTPL (*)	Available- for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period		(3,603)	5,856	(61,469)	(157,720)	59,683
Recognized in other comprehensive income (loss) for the period		—	—	75,371	(1,148)	—

		(3,603)	5,856	13,902	(158,868)	59,683
Purchase		486,200	680,253	673,700	48,469	—
Issue		—	—	—	(82,857)	4,996,245
Settlement		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfer in (out)		1,497	(10,463)	(573,119)	—	—

Ending balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091

(*) FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2014 and December 31, 2013 are as follows:

		2014		2013
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Loans	￦	206,573,536	208,375,728	205,722,718	207,047,757
Held-to-maturity financial assets		11,395,479	11,811,137	11,031,307	11,380,798
Other financial assets		9,759,977	9,799,412	8,603,430	8,650,316

	￦	227,728,992	229,986,277	225,357,455	227,078,871

Liabilities:
Deposits	￦	180,321,861	180,420,823	178,809,881	178,792,752
Borrowings		22,618,040	22,669,175	20,142,908	20,186,806
Debt securities issued		36,453,493	37,481,954	37,491,439	37,905,035
Other financial liabilities		18,118,941	18,080,363	15,500,424	15,470,331

	￦	257,512,335	258,652,315	251,944,652	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Level 1	Level 2	Level 3	Total
Assets:
Loans	￦	1,955,973	—	206,419,755	208,375,728
Held-to-maturity financial assets		3,614,678	8,196,459	—	11,811,137
Other financial assets		4,901,411	—	4,898,001	9,799,412

	￦	10,472,062	8,196,459	211,317,756	229,986,277

Liabilities:
Deposits	￦	62,423,081	—	117,997,742	180,420,823
Borrowings		10,129,960	1,001	12,538,214	22,669,175
Debt securities issued in won		—	22,475,548	15,006,406	37,481,954
Other financial liabilities		4,542,107	—	13,538,256	18,080,363

	￦	77,095,148	22,476,549	159,080,618	258,652,315

		2013
		Level 1	Level 2	Level 3	Total
Assets:
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

	￦	13,354,534	7,579,943	206,144,394	227,078,871

Liabilities:
Deposits	￦	61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued in won		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

33

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2014 and December 31, 2013 are as follows:

		2014
		Trading assets	FVTPL assets (*1)	AFS (*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	20,505,552	—	20,505,552
Trading assets		21,172,898	—	—	—	—	—	21,172,898
Financial assets designated at FVTPL (*1)		—	2,714,541	—	—	—	—	2,714,541
Derivatives		1,219,401	—	—	—	—	144,308	1,363,709
Loans		—	—	—	—	206,573,536	—	206,573,536
AFS financial assets (*2)		—	—	32,444,137	—	—	—	32,444,137
HTM financial assets (*3)		—	—	—	11,395,479	—	—	11,395,479
Other		—	—	—	—	9,759,977	—	9,759,977

	￦	22,392,299	2,714,541	32,444,137	11,395,479	236,839,065	144,308	305,929,829

		2014
		Trading liabilities	FVTPL liabilities (*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	180,321,861	—	180,321,861
Trading liabilities		1,920,411	—	—	—	1,920,411
Financial liabilities designated at FVTPL (*1)		—	6,831,337	—	—	6,831,337
Derivatives		1,323,709	—	—	238,164	1,561,873
Borrowings		—	—	22,618,040	—	22,618,040
Debt securities issued		—	—	36,453,493	—	36,453,493
Other		—	—	18,118,941	—	18,118,941

	￦	3,244,120	6,831,337	257,512,335	238,164	267,825,956

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2013
		Trading	FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	16,472,509	—	16,472,509
Trading assets		18,033,298	—	—	—	—	—	18,033,298
Financial assets designated at FVTPL (*1)		—	3,360,765	—	—	—	—	3,360,765
Derivatives		1,549,716	—	—	—	—	167,752	1,717,468
Loans		—	—	—	—	205,722,718	—	205,722,718
AFS financial assets (*2)		—	—	33,604,301	—	—	—	33,604,301
HTM financial assets (*3)		—	—	—	11,031,307	—	—	11,031,307
Other		—	—	—	—	8,603,430	—	8,603,430

	￦	19,583,014	3,360,765	33,604,301	11,031,307	230,798,657	167,752	298,545,796

		2013
		Trading	FVTPL liabilities (*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	178,809,881	—	178,809,881
Trading liabilities		1,258,283	—	—	—	1,258,283
Financial liabilities designated at FVTPL (*1)		—	5,909,130	—	—	5,909,130
Derivatives		1,687,773	—	—	338,761	2,026,534
Borrowings		—	—	20,142,908	—	20,142,908
Debt securities issued		—	—	37,491,439	—	37,491,439
Other		—	—	15,500,424	—	15,500,424

	￦	2,946,056	5,909,130	251,944,652	338,761	261,138,599

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

The subsidiary that was excluded from consolidation during the year ended December 31, 2013 is as follows:

Company	Reason
Symphony Energy Co., Ltd.	Disposal

For the three month period ended March 31, 2014, there were no changes in subsidiaries.

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of March 31, 2014 are as follows:

Segment		Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporates and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business
	Others	Administration of bank operations
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following tables provide information of income for each operating segment for the three month periods ended March 31, 2014 and 2013.

		2014
		Banking
		Retail	Corporates	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	591,001	198,047	74,158	235,679	2,814	341,916	83,131	154,193	(24,041)	1,057	1,657,955
Net fees and commission Income (loss)		137,024	58,258	12,471	(23,026)	(23)	52,231	48,387	7,451	55,113	(1,941)	345,945
Other income (expense), net		(622,421)	42,645	(76,606)	(107,780)	10,984	(216,551)	(98,742)	(131,641)	(47,575)	1,610	(1,246,077)

Operating income		105,604	298,950	10,023	104,873	13,775	177,596	32,776	30,003	(16,503)	726	757,823
Equity method income (loss)		—	—	—	—	3,944	—	3,383	—	1,090	71	8,488
Income tax expense (benefit)		22,525	64,103	1,828	30,930	(4,084)	43,329	13,079	5,914	4,865	(2,212)	180,277

Net profit (loss) for the period	￦	84,049	235,632	6,719	113,696	(15,009)	141,158	26,720	21,800	(19,429)	228	595,564

Controlling interest	￦	84,049	235,632	6,719	113,696	(15,078)	141,158	26,720	21,800	(21,544)	(34,721)	558,431
Non-controlling interests		—	—	—	—	69	—	—	—	2,115	34,949	37,133

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

		2013
		Banking
		Retail	Corporates	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	569,397	228,018	64,630	223,362	2,192	342,573	60,739	146,071	(31,283)	1,191	1,606,890
Net fees and commission Income (loss)		149,977	53,805	10,232	(18,303)	459	17,321	53,144	8,340	55,115	(3,531)	326,559
Other income (expense), net		(628,596)	(47,189)	(45,114)	(128,933)	(13,968)	(159,713)	(56,657)	(99,352)	(69,505)	(17,031)	(1,266,058)

Operating income		90,778	234,634	29,748	76,126	(11,317)	200,181	57,226	55,059	(45,673)	(19,371)	667,391
Equity method income (loss)		—	—	—	—	3,924	—	(3,220)	—	2,153	(779)	2,078
Income tax expense (benefit)		18,626	47,913	6,586	17,697	(3,114)	44,322	12,692	10,837	6,989	(3,856)	158,692

Net profit (loss) for the period	￦	72,415	186,718	23,964	65,965	(6,386)	160,617	47,085	40,342	(48,170)	(19,982)	522,568

Controlling interest	￦	72,415	186,718	23,964	65,965	(6,431)	160,617	47,085	40,342	(46,916)	(62,816)	480,943
Non-controlling interests		—	—	—	—	45	—	—	—	(1,254)	42,834	41,625

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of assets for each operating segment as of March 31, 2014 and December 31, 2013.

		2014
		Banking
		Retail	Corporates	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	￦	—	5,526,373	—	3,170,976	(390,372)	160,072	11,353,498	528,541	823,810	—	21,172,898
Loans		108,782,681	58,498,402	10,260,891	1,401,573	(1,331,440)	19,104,628	1,360,144	4,534,170	5,329,463	(1,366,976)	206,573,536
Available-for-sale financial assets		608,444	20,544,268	1,105,506	1,789,884	(329,719)	586,532	1,882,190	6,149,065	481,746	(373,779)	32,444,137
Held-to-maturity financial assets		9,991	7,170,144	388,220	—	—	—	—	3,821,592	5,532	—	11,395,479

	￦	109,401,116	91,739,187	11,754,617	6,362,433	(2,051,531)	19,851,232	14,595,832	15,033,368	6,640,551	(1,740,755)	271,586,050

		2013
		Banking
		Retail	Corporates	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	￦	—	5,525,821	—	2,918,422	(924,478)	30,009	9,399,511	464,422	619,591	—	18,033,298
Loans		107,691,917	58,927,881	9,667,785	1,888,357	(1,222,272)	19,303,111	1,375,047	4,160,146	5,294,693	(1,363,947)	205,722,718
Available-for-sale financial assets		599,738	21,365,262	1,106,929	1,953,003	(332,109)	608,840	1,658,456	6,484,313	445,013	(285,144)	33,604,301
Held-to-maturity financial assets		—	7,046,218	387,402	—	—	—	—	3,592,151	5,536	—	11,031,307

	￦	108,291,655	92,865,182	11,162,116	6,759,782	(2,478,859)	19,941,960	12,433,014	14,701,032	6,364,833	(1,649,091)	268,391,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Deposits denominated in won:
Reserve deposits	￦	6,047,358	3,230,045
Other (*)		3,525,446	2,034,098

		9,572,804	5,264,143
Deposits denominated in foreign currency		585,962	878,274

	￦	10,158,766	6,142,417

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Debt securities:
Governments	￦	1,992,027	873,387
Financial institutions		6,260,292	6,034,954
Corporations		4,513,865	4,450,556
Bills bought		4,150,166	2,828,339
CMA(*)		991,140	1,043,266
Others		192,778	33,110

		18,100,268	15,263,612
Equity securities:
Stocks		779,024	521,406
Beneficiary certificates		1,829,393	1,836,729
Others		258,335	335,214

		2,866,752	2,693,349
Other
Gold deposits		205,878	76,337

	￦	21,172,898	18,033,298

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013	Condition
Debt securities	￦	874,793	1,187,310	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,090,687	1,469,846	Evaluation and management on a fair value basis, accounting mismatch
Others		749,061	703,609	Combined instrument

	￦	2,714,541	3,360,765

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of March 31, 2014 and December 31, 2013 are ￦840,271 million and ￦1,209,975 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Foreign currency related:
Over the counter:
Currency forwards	￦	27,447,604	28,090,919
Currency swaps		14,895,553	14,327,504
Currency options		289,504	314,069

		42,632,661	42,732,492
Exchange traded:
Currency futures		111,110	56,979

		42,743,771	42,789,471

Interest rates related:
Over the counter:
Interest rate swaps		81,978,582	85,987,990
Interest rate options		3,061,156	3,161,155

		85,039,738	89,149,145
Exchange traded:
Interest rate futures		3,258,854	962,539
Interest rate swaps		265,000	—

		3,523,854	962,539

		88,563,592	90,111,684

Credit related:
Over the counter:
Credit swaps		302,642	229,742
Equity related:
Over the counter:
Equity swaps and forwards		3,692,316	3,042,964
Equity options		2,773,057	2,717,467

		6,465,373	5,760,431
Exchange traded:
Equity futures		222,493	223,417
Equity options		1,264,456	1,034,366

		1,486,949	1,257,783

		7,952,322	7,018,214

Commodity related:
Over the counter:
Swaps and forwards		868,481	1,183,862
Equity options		198,324	107,644

		1,066,805	1,291,506
Exchange traded:
Equity options		147,527	185,346

		1,214,332	1,476,852

Hedge:
Currency forwards		164,138	151,768
Currency swaps		1,477,082	1,880,545
Interest rate swaps		8,823,770	8,691,250

		10,464,990	10,723,563

	￦	151,241,649	152,349,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of March 31, 2014 and December 31, 2013 are as follows:

		2014		2013
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	300,059	312,641	421,167	494,163
Currency swaps		322,752	260,908	428,409	348,368
Currency options		873	516	9,123	1,504

		623,684	574,065	858,699	844,035
Exchange traded:
Currency futures		1	40	—	—

		623,685	574,105	858,699	844,035

Interest rates related:
Over the counter:
Interest rate swaps		417,983	383,132	486,583	443,022
Interest rate options		12,276	16,227	12,982	16,932
Interest rate forwards		110	5	214	—

		430,369	399,364	499,779	459,954

Credit related:
Over the counter:
Credit swaps		2,029	8,005	1,480	5,324
Equity related:
Over the counter:
Equity swap and forwards		62,937	63,741	90,610	63,833
Equity options		79,717	221,236	86,113	221,341

		142,654	284,977	176,723	285,174
Exchange traded:
Equity forwards		19	211	85	4
Equity options		2,302	1,531	1,341	928

		2,321	1,742	1,426	932

		144,975	286,719	178,149	286,106

Commodity related:
Over the counter:
Swaps and forwards		15,953	41,843	7,609	81,893
Equity options		1,803	8,636	1,852	7,268

		17,756	50,479	9,461	89,161
Exchange traded:
Commodity futures		586	5,035	2,148	3,193

		18,342	55,514	11,609	92,354

Hedge:
Currency forwards		1,321	514	2,112	141
Currency swaps		7,843	65,421	12,413	102,228
Interest rate swaps		135,145	172,231	153,227	236,392

		144,309	238,166	167,752	338,761

	￦	1,363,709	1,561,873	1,717,468	2,026,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Foreign currency related:
Over the counter:
Currency forwards	￦	35,458	115,242
Currency swaps		(23,358)	(90,222)
Currency options		(3,174)	6,548

		8,926	31,568
Exchange traded:
Currency futures		(34)	(42)

		8,892	31,526

Interest rates related:
Over the counter:
Interest rate swaps		(26,646)	(27,659)
Interest rate options		5	(925)

		(26,641)	(28,584)
Exchange traded:
Interest rate futures		263	(1,618)

		(26,378)	(30,202)

Credit related:
Over the counter:
Credit swaps		(2,059)	(2,953)
Equity related:
Over the counter:
Equity swap and forwards		19,183	(107,641)
Equity options		(971)	(10,253)

		18,212	(117,894)
Exchange traded:
Equity futures		(887)	892
Equity options		248	(1,968)

		(639)	(1,076)

		17,573	(118,970)

Commodity related:
Over the counter:
Swaps and forwards		(10,544)	9,204
Equity options		370	160

		(10,174)	9,364
Exchange traded:
Equity options		(4,137)	(3,971)

		(14,311)	5,393

Hedge:
Currency forwards		932	(1,210)
Currency swaps		7,797	61,822
Interest rate swaps		46,145	(4,250)

		54,874	56,362

	￦	38,591	(58,844)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Household loans	￦	77,654,930	77,150,180
Corporate loans		108,294,395	104,544,194
Public and other		2,419,713	2,525,043
Loans to banks		3,086,502	6,102,748
Card receivables		17,319,094	17,664,882

		208,774,634	207,987,047
Discount		(37,461)	(39,127)
Deferred loan origination costs and fees		248,077	251,249

		208,985,250	208,199,169
Allowance for credit losses		(2,411,714)	(2,476,451)

	￦	206,573,536	205,722,718

(b)	Changes in the allowance for credit losses for the three month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

		2014			2013
		Loan	Others (*2)	Total	Loan	Others (*2)	Total
Beginning balance	￦	2,476,451	98,617	2,575,068	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		165,929	618	166,547	1,082,366	42,561	1,124,927
Write-offs		(257,108)	(5,125)	(262,233)	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting (*1)		(9,558)	—	(9,558)	(52,884)	—	(52,884)
Disposal		(9,848)	—	(9,848)	(223,902)	(4,398)	(228,300)
Recoveries		70,582	855	71,437	395,593	2,470	398,063
Others (*3)		(24,734)	(185)	(24,919)	(67,129)	(14,964)	(82,093)

Ending balance	￦	2,411,714	94,780	2,506,494	2,476,451	98,617	2,575,068

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	￦	5,275,966	4,396,211
Financial institution bonds		11,989,293	12,842,491
Corporate bonds and others		10,098,810	11,342,725

		27,364,069	28,581,427
Equity securities (*2):
Stocks		3,004,215	3,193,031
Equity investments		542,813	517,846
Beneficiary certificates		1,289,484	1,047,228
Others		243,556	264,769

		5,080,068	5,022,874

		32,444,137	33,604,301

Held-to-maturity financial assets:
Debt securities:
Government bonds		6,223,156	5,720,223
Financial institutions bonds		1,381,911	1,406,063
Corporate bonds		3,790,412	3,905,021

		11,395,479	11,031,307

	￦	43,839,616	44,635,608

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦144,020 million and ￦93,417 million as of March 31, 2014 and December 31, 2013, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Gain on sale of available-for-sale financial assets	￦	163,946	210,383
Loss on sale of available-for-sale financial assets		(4,789)	(3,723)

	￦	159,157	206,660

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of March 31, 2014 and December 31, 2013 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2014	2013
Cardif Life Insurance (*1,3)	Korea	December 31	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	March 31	14.90	14.90
Daewontos Co., Ltd. (*1,6)	”	December 31	36.33	36.33
Shinhan Corporate Restructuring Fund 5th (*5)	”	March 31	52.58	52.58
PT Clemont Finance Indonesia (*1)	Indonesia	December 31	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	March 31	24.00	24.00
APC Fund	”	December 31	25.20	25.20
SHC-IMM New Growth Fund (*5)	Korea	March 31	64.52	64.52
QCP New Technology Fund 20 th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Medici 2nd Investment Fund (*5)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	—	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
FAMILY FOOD CO,. LTD. (*1)	”	December 31	—	24.63
TS2013-6 M&A Investment Fund	”	March 31	25.00	25.00
Inhee Co., Ltd. (*1,2,6)	”	December 31	15.36	15.36
Truston Falcon Asia US Feeder Fund	Singapore	March 31	26.48	31.58
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	—

(*1)	Financial statements as of December 31, 2013 were used for the equity method since the Group could not have the financial statements as of March 31, 2014. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group used the equity method as the Group has a significant influence on electing the investees’ board members who can participate in decision making on the financial and operating policies of its company.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The acquisition cost was nil, since the shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the three month period ended March 31, 2014 and December 31, 2013 were as follows:

		2014
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	￦	51,250	—	181	(1,231)	50,200
Aju Capital Co., Ltd. (*1)		28,223	(1,110)	593	(72)	27,634
Pohang TechnoPark 2PFV		2,847	—	(868)	—	1,979
PT Clemont Finance Indonesia		5,580	—	(431)	(385)	4,764
Haejin Shipping Co. Ltd.		1,015	—	(1)	12	1,026
APC Fund		22,734	376	3,190	668	26,968
SHC-IMM New Growth Fund		9,149	—	(90)	—	9,059
QCP New Technology Fund 20 th		249	—	—	—	249
UAMCO., Ltd.		139,271	(35,042)	3,983	18	108,230
Miraeasset 3rd Investment Fund		5,736	—	(24)	409	6,121
Medici 2nd Investment Fund]		3,172	—	(10)	—	3,162
STI New growth engine Investment Fund		2,509	—	(12)	—	2,497
AJU-SHC WIN-WIN Company Fund 3		5,256	—	361	—	5,617
Shinhan K2 Secondary Fund		3,362	—	261	—	3,623
Aju 4th Investment Fund		1,580	—	18	—	1,598
KDB Daewoo Securities Platinum PEF		6,563	(6,522)	(41)	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	(14)	—	16,283
FAMILY FOOD CO,. LTD.		4,671	(4,211)	—	(460)	—
TS2013-6 M&A Investment Fund		3,911	—	697	—	4,608
Inhee Co., Ltd.		361	—	151	—	512
Truston Falcon Asia US Feeder Fund		10,841	—	560	(149)	11,252
Innopolis-CJ Bio Healthcare Fund		3,969	—	(13)	—	3,956
KDB Daewoo Ruby PEF		—	7,770	(3)	—	7,767

	￦	328,567	(38,760)	8,488	(1,190)	297,105

(*1)	The market values of investments are ￦37,567 million as of March 31, 2014 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

		2013
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd. (*1)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co. Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20 th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund]		3,208	—	(36)	—	—	3,172
STI New growth engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund’		—	(172)	172	—	—	—
FAMILY FOOD CO,. LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd.		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*1)	The market value of the investment is ￦37,049 million as of December 31, 2013 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of March 31, 2014 and December 31, 2013 are as follows:

		2014		2013
Investees		Asset	Liability	Asset	Liability
Cardif Life Insurance	￦	3,590,722	3,256,141	3,466,657	3,184,257
Aju Capital Co., Ltd.		6,241,864	5,542,988	6,044,214	5,349,045
Pohang TechnoPark 2PFV		14,690	1,407	20,783	1,676
Daewontos Co., Ltd.		4,700	5,568	6,536	7,740
Shinhan Corporate Restructuring Fund 5th		12	1	12	1
PT Clemont Finance Indonesia		50,367	34,488	56,333	37,734
Haejin Shipping Co. Ltd.		10,234	5,964	10,118	5,892
APC Fund		106,523	99	90,300	86
SHC-IMM New Growth Fund		14,112	71	14,180	—
QCP New Technology Fund 20 th		527	—	527	—
UAMCO., Ltd.		4,131,853	3,512,182	4,365,097	3,567,972
Miraeasset 3rd Investment Fund		12,294	51	11,579	106
Medici 2nd Investment Fund		5,787	3	5,803	—
STI New growth engine Investment Fund		4,994	—	5,019	—
AJU-SHC WIN-WIN Company Fund 3		8,082	75	7,554	62
Shinhan K2 Secondary Fund		33,711	20	31,266	5
Aju 4th Investment Fund		5,336	12	5,277	13
KDB Daewoo Securities Platinum PEF		—	—	33,005	188
Shinhan-stonebridge Petro PEF		894,379	805	895,695	211
FAMILY FOOD CO,. LTD.		—	—	67,882	45,103
TS2013-6 M&A Investment Fund		18,510	76	15,728	82
Inhee Co., Ltd.		15,780	12,446	16,481	14,127
Truston Falcon Asia US Feeder Fund		43,122	631	35,209	880
Innopolis-CJ Bio Healthcare Fund		15,882	58	15,879	2
KDB Daewoo Ruby PEF		38,850	13	—	—

	￦	15,262,331	12,373,099	15,221,134	12,215,182

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the three month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

		2014
Investees		Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	62,776	744	(8,209)	(7,465)
Aju Capital Co., Ltd.		186,452	4,621	(561)	4,060
Pohang TechnoPark 2PFV		(11)	(8)	—	(8)
Daewontos Co., Ltd.		(14,473)	335	—	335
Shinhan Corporate Restructuring Fund 5th		1,179	473	—	473
PT Clemont Finance Indonesia		1,146	(1,437)	—	(1,437)
Haejin Shipping Co. Ltd.		12	(5)	—	(5)
APC Fund		14,006	12,692	—	12,692
SHC-IMM New Growth Fund		5	(139)	—	(139)
QCP New Technology Fund 20 th		—	—	—	—
UAMCO., Ltd.		160,006	22,763	101	22,864
Miraeasset 3rd Investment Fund		—	(49)	819	770
Medici 2nd Investment Fund		—	(18)	—	(18)
STI New growth engine Investment Fund		—	(24)	—	(24)
AJU-SHC WIN-WIN Company Fund 3		642	514	—	514
Shinhan K2 Secondary Fund		2,700	2,431	—	2,431
Aju 4th Investment Fund		71	59	12	71
KDB Daewoo Securities Platinum PEF		6,000	1,678	—	1,678
Shinhan-stonebridge Petro PEF		67	(758)	—	(758)
FAMILY FOOD CO,. LTD.		45,307	343	—	343
TS2013-6 M&A Investment Fund		—	2,788	—	2,788
Inhee Co., Ltd.		(3,665)	981	—	981
Truston Falcon Asia US Feeder Fund		2,854	2,116	—	2,116
Innopolis-CJ Bio Healthcare Fund		(5)	(53)	—	(53)
KDB Daewoo Ruby PEF		—	(13)	—	(13)

	￦	465,069	50,034	(7,838)	42,196

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

		2013
Investees		Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20 th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New growth engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO,. LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd.		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying amounts of its interests in the associates as of March 31, 2014 and December 31, 2013 are as follow:

		2014
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance (*1)	￦	334,581	14.99	50,154	(432)	478	50,200
Aju Capital Co., Ltd. (*2)		655,797	12.85	84,270	—	(56,636)	27,634
Pohang TechnoPark 2PFV		13,283	14.90	1,979	—	—	1,979
Daewontos Co., Ltd. (*3)		(868)	36.33	(315)	—	315	—
Shinhan Corporate Restructuring Fund 5th (*4)		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		15,879	30.00	4,764	—	—	4,764
Haejin Shipping Co. Ltd.		4,270	24.00	1,026	—	—	1,026
APC Fund		106,424	25.20	26,968	—	—	26,968
SHC-IMM New Growth Fund		14,041	64.52	9,059	—	—	9,059
QCP New Technology Fund 20 th		527	47.17	249	—	—	249
UAMCO., Ltd.(*5)		618,464	17.50	108,230	—	—	108,230
Miraeasset 3rd Investment Fund		12,243	50.00	6,121	—	—	6,121
Medici 2nd Investment Fund		5,784	54.67	3,162	—	—	3,162
STI New growth engine Investment Fund		4,994	50.00	2,497	—	—	2,497
AJU-SHC WIN-WIN Company Fund 3		8,007	70.16	5,617	—	—	5,617
Shinhan K2 Secondary Fund		33,691	10.75	3,623	—	—	3,623
Aju 4th Investment Fund		5,324	30.00	1,598	—	—	1,598
Shinhan-stonebridge Petro PEF		893,574	1.82	16,283	—	—	16,283
TS2013-6 M&A Investment Fund		18,434	25.00	4,608	—	—	4,608
Inhee Co., Ltd.		3,334	15.36	512	—	—	512
Truston Falcon Asia US Feeder Fund		42,491	26.48	11,252	—	—	11,252
Innopolis-CJ Bio Healthcare Fund		15,824	25.00	3,956	—	—	3,956
KDB Daewoo Ruby PEF		38,837	20.00	7,767	—	—	7,767

	￦	2,844,946	—	353,386	(432)	(55,849)	297,105

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase.
(*2)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss and dividends from investee.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the three month period ended March 31, 2014 and the cumulative unrecognized equity method losses as of March 31, 2014 are ￦122 million and ￦315 million, respectively.
(*4)	Other adjustments represent the cumulative impairment loss.
(*5)	Net assets do not include non-controlling interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

		2013
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance(*1)	￦	282,400	14.99	42,332	(555)	9,473	51,250
Aju Capital Co., Ltd. (*2)		651,747	12.85	83,751	—	(55,528)	28,223
Pohang TechnoPark 2PFV		19,107	14.90	2,847	—	—	2,847
Daewontos Co., Ltd. (*3)		(1,204)	36.33	(437)	—	437	—
Shinhan Corporate Restructuring Fund 5th (*4)		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		18,599	30.00	5,580	—	—	5,580
Haejin Shipping Co. Ltd.		4,226	24.00	1,015	—	—	1,015
APC Fund		90,214	25.20	22,734	—	—	22,734
SHC-IMM New Growth Fund		14,180	64.52	9,149	—	—	9,149
QCP New Technology Fund 20 th		527	47.17	249	—	—	249
UAMCO., Ltd. (*5)		795,823	17.50	139,271	—	—	139,271
Miraeasset 3rd Investment Fund		11,473	50.00	5,736	—	—	5,736
Medici 2nd Investment Fund		5,803	54.67	3,172	—	—	3,172
STI New growth engine Investment Fund		5,019	50.00	2,509	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		7,492	70.16	5,256	—	—	5,256
Shinhan K2 Secondary Fund		31,261	10.75	3,362	—	—	3,362
Aju 4th Investment Fund		5,264	30.00	1,580	—	—	1,580
KDB Daewoo Securities Platinum PEF		32,817	20.00	6,563	—	—	6,563
Shinhan-stonebridge Petro PEF		895,484	1.82	16,318	—	—	16,318
FAMILY FOOD CO,. LTD. (*6)		22,779	24.63	5,610	—	(939)	4,671
TS2013-6 M&A Investment Fund		15,646	25.00	3,911	—	—	3,911
Inhee Co., Ltd.		2,354	15.36	361	—	—	361
Truston Falcon Asia US Feeder Fund		34,329	31.58	10,841	—	—	10,841
Innopolis-CJ Bio Healthcare Fund		15,877	25.00	3,969	—	—	3,969

	￦	2,961,228		375,685	(555)	(46,563)	328,567

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the three month period ended December 31, 2013 and the cumulative unrecognized equity method losses as of December 31, 2013 are ￦437 million and ￦437 million, respectively.
(*4)	Other adjustments represent the cumulative impairment loss.
(*5)	Net assets do not include non-controlling interests.
(*6)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net fair value of the investee’s identifiable assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Securities sold	￦	1,490,272	859,687
Gold deposits		430,139	398,596

	￦	1,920,411	1,258,283

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Equity-linked securities sold	￦	5,428,932	4,545,850
Derivatives-combined securities sold		1,400,263	1,362,608
Securities sold		2,142	672

	￦	6,831,337	5,909,130

16.	Debt securities issued

Debt securities issued as of March 31, 2014 and December 31, 2013 are as follows:

	2014
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.32	￦	25,891,178
Subordinated debt securities issued	3.44~8.00		5,180,217
Loss on fair value hedges			(11,281)
Bond issuance cost			(63,407)

			30,996,707
Debt securities issued in foreign currencies:
Debt securities issued	0.75~8.13		5,416,104
Loss on fair value hedges			62,245
Bond issuance cost			(21,563)

			5,456,786

		￦	36,453,493

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2013
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Loss on fair value hedges			(24,853)
Bond issuance cost			(73,895)

			31,631,017
Debt securities issued in foreign currencies:
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond issuance cost			(23,584)

			5,860,422

		￦	37,491,439

17.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Present value of defined benefit obligations	￦	1,059,377	1,037,143
Fair value of plan assets		(933,197)	(919,488)

Recognized liabilities for defined benefit obligations	￦	126,180	117,655

(b)	Expenses recognized in profit or loss for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Current service costs	￦	33,479	35,374
Net interest expense		1,322	2,227

	￦	34,801	37,601

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Asset retirement obligations	￦	40,669	41,730
Expected loss related to litigation (*)		75,332	106,202
Unused credit commitments		398,279	411,171
Bonus card point program		43,121	29,104
Financial guarantee contracts issued		101,782	92,980
Others		81,493	69,096

	￦	740,676	750,283

(*)	Refer to the note 27, commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Policy reserve	￦	16,181,905	15,657,500
Policyholder’s equity adjustment		(792)	(1,045)

	￦	16,181,113	15,656,455

(b)	Income or expenses on insurance for the three month periods ended March 31, 2014 and 2013 are as follows:

		2014	2013
Insurance income:
Premium income	￦	1,037,982	1,180,169
Reinsurance income		—	1,337
Separate account income		3,680	7,292

		1,041,662	1,188,798
Insurance expenses:
Claims paid		(456,568)	(421,215)
Reinsurance premium expenses		—	(1,007)
Provision for policy reserves		(524,405)	(684,836)
Separate account expenses		(3,680)	(7,292)
Discount charge		(102)	(1,305)
Acquisition costs		(114,123)	(158,045)
Collection expenses		(3,311)	(2,578)
Deferred acquisition costs		79,821	138,222
Amortization of deferred acquisition costs		(121,568)	(133,734)

		(1,143,936)	(1,271,790)

Net loss on insurance	￦	(102,274)	(82,992)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

20.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

		2014
		Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss	Total
		Unrealized gain(loss) on available- for- sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807
Change due to fair value		128,186	(1,190)	—	—	1,048	—	128,044
Reclassification		—	—	—	—	—	—	—
Change due to impairment or disposal		(135,548)	—	—	—	—	—	(135,548)
Effect of hedge accounting		—	—	—	(22,524)	—	—	(22,525)
Hedging		1,185	—	(11,534)	18,183	—	—	7,834
Effects from exchange rate fluctuations		7,226	—	(8,223)	—	—	—	(997)
Remeasurements of the defined benefit liability		—	—	—	—	—	(648)	(648)
Deferred income taxes		(197)	(10)	1,157	1,051	(254)	157	1,904
Non-controlling interests		(169)	—	24	—	—	—	(145)

Ending balance	￦	957,638	(510)	(164,699)	(2,046)	677	(141,333)	649,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

20.	Equity (continued)

		2013
		Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss	Total
		Unrealized gain(loss) on available- for- sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		232,496	(4,979)	—	—	(2,414)	—	225,103
Reclassification
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit liability		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,858	168	(12,324)	(1,944)	584	(6,036)	66,306
Non-controlling interests		1,249	—	20	—	—	317	1,586

Ending balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the three month period ended March 31, 2014 and the year ended December 31, 2013 are as follows:

		2014	2013
Beginning balance	￦	2,236,131	2,268,459
Planned regulatory reserve for (reversal of) loan losses		76,335	(32,328)

Ending balance	￦	2,312,466	2,236,131

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three month period ended March 31, 2014 are as follows:

		2014
Profit for the period	￦	558,431
Provision for regulatory reserve for loan losses		(75,563)

Profit adjusted for regulatory reserve	￦	482,868

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	970

(c)	Dividends declared and paid by the controlling company for the three month period ended March 31, 2014 were as follows:

		2014
Common stock (￦650 per share)	￦	308,230
Preferred stock		61,938

	￦	370,168

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Interest income:
Cash and due from banks	￦	55,809	53,732
Trading assets		135,656	114,232
Financial assets designated at fair value through profit or loss		7,056	4,555
Available-for-sale financial assets		218,560	261,420
Held-to-maturity financial assets		125,068	135,265
Loans		2,417,975	2,583,436
Others		36,835	40,457

		2,996,959	3,193,097
Interest expense:
Deposits		(860,025)	(1,054,725)
Borrowings		(116,308)	(120,490)
Debt securities issued		(343,300)	(390,255)
Others		(19,371)	(20,737)

		(1,339,004)	(1,586,207)

Net interest income	￦	1,657,955	1,606,890

22.	Net fees and commission income

Net fees and commission income for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Fees and commission income:
Credit placement fees	￦	16,097	13,581
Commission received as electronic charge receipt		32,950	31,504
Brokerage fees		78,016	82,660
Commission received as agency		51,861	65,379
Investment banking fees		6,446	7,854
Commission received in foreign exchange activities		33,901	37,019
Asset management fees		13,347	12,850
Credit card fees		520,990	501,682
Others		96,112	98,428

		849,720	850,957
Fees and commission expense:
Credit-related fee		(6,981)	(8,704)
Credit card fees		(411,866)	(427,413)
Others		(84,928)	(88,281)

		(503,775)	(524,398)

Net fees and commission income	￦	345,945	326,559

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Impairment losses on:
Loans	￦	(165,929)	(373,491)
Available-for-sale financial assets		(91,935)	(28,215)
Other financial assets		(618)	(14,023)

		(258,482)	(415,729)
Reversal of impairment losses on:
Available-for-sale financial assets		460	22,147

	￦	(258,022)	393,582

24.	General and administrative expenses

General and administrative expenses for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Employee benefits:
Salaries	￦	598,416	586,554
Severance benefits:
Defined contribution		4,828	4,523
Defined benefit		34,801	37,601
Termination benefits		2,610	384

		640,655	629,062
Rent		88,178	83,911
Entertainment		8,145	8,884
Depreciation		51,110	48,658
Amortization		28,484	27,028
Taxes and dues		39,388	35,473
Advertising		35,405	35,374
Research		2,727	2,918
Service cost		37,079	41,026
Communication		23,458	22,724
Utility expenses		15,621	15,345
Repairs and maintenance		11,700	11,855
Public charges		9,908	11,730
Printings		6,977	8,233
Computer system operation		4,500	4,373
Travel		4,322	3,753
Others		24,999	20,630

	￦	1,032,656	1,010,977

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won, except earning for share)

25.	Income tax expense

Income tax expense for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Current income tax expense	￦	190,092	107,750
Origination and reversal of temporary differences		(11,973)	91,350
Income tax recognized in other comprehensive income		2,158	(40,408)

Income tax expenses	￦	180,277	158,692

Effective tax rate	%	23.24	23.29

26.	Earnings per share

Basic and diluted earnings per share for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Net income for the period	￦	558,432	480,943
Less: dividends on preferred stock and hybrid bond
Dividends on preferred stock		15,273	15,273
Dividends on hybrid bond		7,434	7,434

		22,707	22,707

Net income available for common stock	￦	535,725	458,236

Weighted average number of common shares outstanding		474,199,587	474,199,587
Basic and diluted Earnings per share in won	￦	1,130	966

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Guarantees:
Guarantees outstanding	￦	10,839,803	10,564,718
Contingent guarantees		4,983,330	5,053,750

		15,823,133	15,618,468
Commitments to extend credit:
Loan commitments in won		52,535,646	53,343,728
Loan commitments in foreign currency		19,206,901	20,120,391
ABS and ABCP acquisition commitments		1,927,650	1,599,331
Others		1,136,693	1,185,788

		74,806,890	76,249,238
Endorsed bills:
Secured endorsed bills		26,493	54,460
Unsecured endorsed bills		14,249,752	11,327,272

		14,276,245	11,381,732
Loans sold with recourse		2,099	2,099

	￦	104,908,367	103,251,537

(b)	Legal contingencies

As of March 31, 2014, the Group was involved in 348 pending lawsuits as a defendant (total claim amount: ￦589,055 million) and recorded a provision of ￦75,332 million and a reserve of ￦1,068 million with respect to these lawsuits, in other liabilities. As of December 31, 2013, the recorded provision and the reserve with respect to the lawsuits were, ￦106,202 million and ￦673 million, respectively. The decrease in the provision is mainly due to the release of the provision amounting to ￦26 billion losing the first trial of the claim on uncollected receivables and the release of the provision amounting to ￦7.4 billion relating to 16 KIKO contract cases closed out.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows for as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Cash and due from banks	￦	20,519,273	16,484,168
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,584,717)	(4,320,575)
Restricted due from banks		(10,158,766)	(6,142,417)

	￦	5,775,790	6,021,176

(b)	In the three month period ended March 31, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank with ￦45,615 million of cash. The net cash inflow from this business combination was ￦385,489 million as the acquiree possessed ￦431,104 million of cash and cash equivalents on the acquisition date.

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of March 31, 2014 and December 31, 2013 are as follows:

Related party	Account		2014	2013
Investments in associates:
Aju Capital co., Ltd.	Loans and receivables	￦	—	50,000
”	Allowances		—	(275)
”	Deposits		989	467
UAMCO., Ltd.	Deposits		1,503	1,719
Pohang TechnoPark2PFV	Deposits		14,687	14,689
Shinhan Corporate Restructuring Fund 5th	Accounts receivable		—	27
”	Allowances for credit losses		—	(27)
Cardif Life Insurance	Credit card assets		112	103
”	Deposits		—	231
Key management personnel and their immediate relatives:	Loans and receivables		3,676	4,560

Total:	Assets	￦	3,788	54,388
	Liabilities		17,179	17,106

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three month periods ended March 31, 2014 and 2013 were as follows:

Related party	Account		2014	2013
Investments in associates:
Aju Capital co., Ltd.	Interest income	￦	320	242
”	Allowance for credit losses		(275)	(254)
UAMCO., Ltd.	Interest income		27	43
”	Allowance for credit losses		—	(27)
Pohang TechnoPark2PFV	Interest expense		(4)	(4)
Cardif Life Insurance	Fees and commission income		44	47
Shinhan K2 Secondary Fund	”		114	115
Key management personnel and their immediate relatives:	Interest income		36	37

		￦	262	199

(c)	Key management personnel compensation

Key management personnel compensation for the three month periods ended March 31, 2014 and 2013 were as follows:

		2014	2013
Short-term employee benefits	￦	7,432	7,159
Severance benefits		128	200
Share-based payment transactions		1,182	817

	￦	8,742	8,176

(d)	There are no guarantees provided between the related parties as of March 31, 2014 and December 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.

The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2014 and December 31, 2013 are as follows:

		2014	2013
Total assets:
Asset-backed securitization	￦	29,540,975	45,419,633
Structured financing		58,021,227	86,940,716
Investment fund		23,418,463	34,636,571

	￦	110,980,665	166,996,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	￦	147,080	5,527,870	2,067	5,677,017
Trading assets		232,506	—	10,390	242,896
Derivative assets		807	736	—	1,543
Available-for-sale financial assets		1,005,125	171,350	1,768,734	2,945,209
Held-to-maturity financial assets		129,945	—	6,229	136,174
Other assets		580	707	—	1,287

		1,516,043	5,700,663	1,787,420	9,004,126

Liabilities:
Other		1,200	—	—	1,200

	￦	1,200	—	—	1,200

		2013
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available-for-sale financial assets		1,074,673	237,146	1,991,374	3,303,193
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

		1,592,509	5,394,942	2,044,743	9,032,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2014

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

ii)	Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2014 and December 31, 2013 are as follows:

		2014
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	￦	1,516,043	5,700,663	1,787,420	9,004,126
ABS and ABCP commitments		233,383	210,200	—	443,583
Loan commitments		1,387,167	405,324	667	1,793,158
Guarantees		—	12,572	—	12,572

	￦	3,136,593	6,328,759	1,788,087	11,253,439

		2013
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,044,743	9,032,194
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,082,105	11,457,936

iii)	Losses incurred by the Group relating to its interests in unconsolidated structured entities for the three months period ended March 31, 2014 were ￦377 million.